SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

BALLANTYNE STRONG, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

058516105
(CUSIP Number)

D. Kyle Cerminara
Fundamental Global Investors, LLC
4201 Congress Street, Suite 140
Charlotte, North Carolina 28209
(704) 323-6851

With a copy to:

Patrick Gadson

Vinson & Elkins

1114 Avenue of the Americas, 32nd Floor

New York, New York 10036

(212) 237-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105	13D	Page 2 of 20

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a): (b):
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,156,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,525,485

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,525,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 3 of 20

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a): (b):
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,182,791
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,182,791

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,182,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 4 of 20

1	NAME OF REPORTING PERSON Fundamental Global Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a): (b):
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 853,619
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 853,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,619
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 5 of 20

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a): (b):
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,911

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 6 of 20

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a): (b):
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 267,164
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 267,164

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,164
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 7 of 20

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a): (b):
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,793,591
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,793,591

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,793,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 8 of 20

1	NAME OF REPORTING PERSON Fundamental Global Capital Appreciation Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a): (b):
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 9 of 20

1	NAME OF REPORTING PERSON CWA Asset Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a): (b):
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,369,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,369,109
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 10 of 20

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a): (b):
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,861
	8	SHARED VOTING POWER 335,430
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 636,291

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,291
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 11 of 20

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a): (b):
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 305,259(1)
	8	SHARED VOTING POWER 5,156,376
	9	SOLE DISPOSITIVE POWER 173,540(2)
	10	SHARED DISPOSITIVE POWER 6,525,485

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,699,025(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3%
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 234,441 shares directly held by Mr. Cerminara, (ii) 16,044 shares held in Mr. Cerminara’s 401(k) account, (iii) 26,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement, (iv) 13,334 shares potentially issuable to Mr. Cerminara upon the vesting of restricted stock units within 60 days of the filing of this Statement, (v) 11,220 shares held by Mr. Cerminara’s wife, and (vi) 4,220 shares held by Mr. Cerminara’s minor children. Does not include 78,662 shares potentially issuable to Mr. Cerminara pursuant to grants of restricted stock units.

(2)	Includes 26,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement. Does not include 131,719 shares beneficially owned by Mr. Cerminara (including the 11,220 shares held by Mr. Cerminara’s wife and the 4,220 shares held by Mr. Cerminara’s children) that are held in CWA customer accounts. Does not include 78,662 shares potentially issuable to Mr. Cerminara pursuant to grants of restricted stock units.

(3)	Includes (i) 26,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement, and (ii) 13,334 shares potentially issuable to Mr. Cerminara upon the vesting of restricted stock units within 60 days of the filing of this Statement.

CUSIP No. 058516105	13D	Page 12 of 20

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a): (b):
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,610(1)
	8	SHARED VOTING POWER 5,156,376
	9	SOLE DISPOSITIVE POWER 32,110(1)(2)
	10	SHARED DISPOSITIVE POWER 6,525,485

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,557,595(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3%
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 45,038 shares potentially issuable to Mr. Johnson pursuant to grants of restricted stock units.

(2)	Does not include 8,500 shares beneficially owned by Mr. Johnson that are held in CWA customer accounts.

CUSIP No. 058516105	13D	Page 13 of 20

This Amendment No. 21 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 21”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended (this “Statement” or “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ballantyne Strong, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 21 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 21 the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPM, $7,764,216; FGHP, $3,570,444; FGAA, $154,782; FGGM, $677,973; FAFI, $6,612,006; Mr. Moglia, $2,947,390; Mr. Cerminara (with respect to the shares acquired by him and his family members through the open market), $424,322; and Mr. Johnson (with respect to the shares acquired by him through the open market), $61,425. The source of these funds was working capital or personal funds, as applicable. The shares of Common Stock reported as owned by FGCA were acquired as a result of contributions in-kind from customer accounts managed by CWA with a cost basis of $43,983. The total cost for purchases by CWA’s customers reported in this Amendment No. 21 was approximately $2,995,302 (excluding shares held in CWA customer accounts for Messrs. Moglia, Cerminara and Johnson). The source of funds for the shares of Common Stock acquired for the accounts of CWA’s customers were funds of such customers. The cost for purchasing the shares held by Mr. Ferguson was approximately $4,618; the source of funds was personal funds.

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own in the aggregate 6,731,135 shares of Common Stock, which represents approximately 45.5% of the Company’s outstanding shares of Common Stock.

Each of FGPM, FGHP, FGAA, FGGM, FAFI and FGCA directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement, except as described below.

CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Beynon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own the number of shares of Common Stock held in CWA’s customer accounts and disclosed as beneficially owned by CWA in the applicable table set forth on the cover page to this Statement. In addition, the number of shares disclosed as beneficially owned by CWA includes 131,719 shares held in a customer account for Mr. Cerminara (including 11,220 shares held in a customer account for Mr. Cerminara’s spouse and 4,220 shares held in a customer account for Mr. Cerminara’s minor children) and 8,500 shares held in a customer account for Mr. Johnson. Each of Fundamental Global Investors, LLC and Messrs. Beynon and Ferguson expressly disclaims beneficial ownership of the shares held in CWA’s customer accounts and each of Messrs. Cerminara and Johnson expressly disclaims beneficial ownership of the shares held in CWA’s customer accounts, except to the extent of their pecuniary interest therein. Mr. Ferguson also directly holds 1,000 shares of Common Stock.

Mr. Moglia holds 300,861 shares of Common Stock directly, all of which are held by CWA in a customer account, beneficially holds 299,394 shares of Common Stock through the Moglia Family Foundation, all of which are held by CWA in a customer account, and beneficially holds 36,036 shares of Common Stock through a trust, all of which are held by CWA in a customer account.

The 305,259 shares of Common Stock beneficially owned by Mr. Cerminara include (i) 234,441 shares directly held by Mr. Cerminara, (ii) 16,044 shares held in Mr. Cerminara’s 401(k) account, (iii) 26,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement, (iv) 13,334 shares potentially issuable to Mr. Cerminara upon the vesting of restricted stock units (RSUs) within 60 days of the filing of this Statement, (v) 11,220 shares held by Mr. Cerminara’s wife and (vi) 4,220 shares held by Mr. Cerminara’s minor children. Of the 305,259 shares, 131,719 shares (including 11,220 shares held by Mr. Cerminara’s wife and 4,220 shares held by Mr. Cerminara’s children) are held in a CWA customer account. Mr. Cerminara also holds options exercisable within 60 days of the filing of this Amendment No. 21 for (i) 20,000 shares at an exercise price of $4.70 per share and (ii) 6,000 shares at an exercise price of $2.89 per share.

CUSIP No. 058516105	13D	Page 14 of 20

The 40,610 shares of Common Stock beneficially owned by Mr. Johnson include 8,500 shares held in a CWA customer account.

The shares of Common Stock beneficially owned by Mr. Cerminara do not include (i) 50,000 shares potentially issuable upon the vesting RSUs granted by the Company on June 6, 2019, and (ii) 28,662 shares potentially issuable upon the vesting of RSUs granted by the Company on July 1, 2020. The vesting of RSUs granted to Mr. Cerminara on January 26, 2018 and June 6, 2019 is subject to Mr. Cerminara’s continued service as a director of the Company. With respect to the vesting of the RSUs granted to Mr. Cerminara on July 1, 2020, in the event Mr. Cerminara makes himself available and consents to be nominated by the Company for continued service as a director of the Company, but is not nominated to the Board of Directors for election by stockholders, other than for good reason as determined by the Board of Directors in its discretion, then the RSUs will vest in full as of Mr. Cerminara’s last date of service as a director of the Company.

The shares of Common Stock beneficially owned by Mr. Johnson do not include (i) 16,376 shares potentially issuable upon the vesting of RSUs granted by the Company on July 1, 2019 and (ii) 28,662 shares potentially issuable upon the vesting of RSUs granted by the Company on July 1, 2020. In the event Mr. Johnson makes himself available and consents to be nominated by the Company for continued service as a director of the Company, but is not nominated to the Board of Directors for election by stockholders, other than for good reason as determined by the Board of Directors in its discretion, then the RSUs will vest in full as of Mr. Johnson’s last date of service as a director of the Company.

Each percentage ownership of Common Stock set forth in this Statement is based on the 14,790,374 shares of Common Stock reported by the Company as outstanding as of November 9, 2020 in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2020.

Fundamental Global Investors, LLC may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGHP, FGAA, FGGM, FAFI and FGCA. FGI International USVI, LLC, as the investment manager to FGAA, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGAA. FGI Funds Management, LLC, as the investment manager to FGPM, FGHP, FGGM and FAFI (as the relying advisor to Fundamental Global Investors, LLC), may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGHP, FGGM and FAFI. Fundamental Global Capital Appreciation Advisor, LLC, as the investment manager to FGCA (as the relying advisor to Fundamental Global Investors, LLC), may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGCA. As principals of FGI International USVI, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGAA. As principals of FGI Funds Management, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGHP, FGGM and FAFI. As principals of Fundamental Global Capital Appreciation Advisor, LLC, Fundamental Global Investors, LLC and Larson Advisory Services, LLC may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGCA. As principals of Fundamental Global Investors, LLC, Messrs. Moglia, Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGHP, FGAA, FGGM, FAFI and FGCA. Each of Messrs. Moglia, Cerminara and Johnson expressly disclaims such beneficial ownership. The Reporting Persons may be deemed to be a “group.”

(b) Each of FGPM, FGHP, FGAA, FGGM, FAFI and FGCA beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Fundamental Global Investors, LLC has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGHP, FGAA, FGGM, FAFI and FGCA. FGI International USVI, LLC, as the investment manager to FGAA, has the shared power to direct the voting and disposition of the shares of Common Stock held by FGAA. FGI Funds Management, LLC, as the investment manager to FGPM, FGHP, FGGM and FAFI (as the relying advisor to Fundamental Global Investors, LLC), has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGHP, FGGM and FAFI. Messrs. Cerminara and Johnson, as principals of FGI International USVI, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGAA. Messrs. Cerminara and Johnson, as principals of FGI Funds Management, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGHP, FGGM and FAFI. Fundamental Global Capital Appreciation Advisor, LLC, as the investment manager to FGCA (as the relying advisor to Fundamental Global Investors, LLC), has the shared power to direct the voting and disposition of the shares of Common Stock held by FGCA. Messrs. Moglia, Cerminara and Johnson, as principals of Fundamental Global Investors, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGHP, FGAA, FGGM, FAFI and FGCA. Messrs. Moglia, Cerminara and Johnson have the power to direct the voting and disposition of the respective shares of Common Stock directly held by them, except with regard to the shares held by Messrs. Moglia, Cerminara and Johnson in CWA customer accounts over which they share voting power with CWA.

CUSIP No. 058516105	13D	Page 15 of 20

CWA has the power to direct the disposition of the shares of Common Stock held in its customer accounts while CWA’s customers retain the power to direct the voting of the shares of Common Stock held in their respective accounts. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Beynon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own, and to have the shared power to direct the disposition of, the number of shares of Common Stock held in the CWA’s customer accounts and disclosed as beneficially owned by CWA in the applicable table set forth on the cover page to this Statement. Each of Fundamental Global Investors, LLC and Messrs. Beynon and Ferguson expressly disclaims such beneficial ownership and each of Messrs. Cerminara and Johnson expressly disclaims such beneficial ownership, except to the extent of their pecuniary interest therein. Mr. Ferguson has the power to direct the voting and disposition of the shares of Common Stock directly held by him.

(c) Transactions effected by FGPM, FGGM and customer accounts managed by CWA in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market. In addition, shares of Common Stock were transferred out of customer accounts managed by CWA as follows: on October 19, 2020, 3,750 shares; on November 25, 2020, 2,000 shares; and on December 1, 2020, 1,400 shares. In addition, shares of Common Stock were transferred into customer accounts managed by CWA as follows: on November 25, 2020, 2,000 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 21, which agreement is set forth on the signature page to this Statement.

CUSIP No. 058516105	13D	Page 16 of 20

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: December 3, 2020

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL HOLDINGS, LP,
by FGI Holdings GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CUSIP No. 058516105	13D	Page 17 of 20

FUNDAMENTAL ACTIVIST FUND I, LP,
by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL CAPITAL APPRECIATION FUND, LP,
by Fundamental Global Capital Appreciation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL CAPITAL APPRECIATION ADVISOR, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CWA ASSET MANAGEMENT GROUP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Co-Chief Investment Officer

JOSEPH H. MOGLIA

/s/ Joseph H. Moglia

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

LEWIS M. JOHNSON

/s/ Lewis M. Johnson

CUSIP No. 058516105	13D	Page 18 of 20

Schedule A

Transactions in the Common Stock in the Past 60 Days:

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)(1)	Price Per Share ($)(2)
10/5/2020	393	1.5560
10/6/2020	784	1.5732
10/7/2020	650	1.5586
10/8/2020	1,218	1.5853
10/9/2020	1,882	1.6404
10/12/2020	1,771	1.6141
10/13/2020	842	1.5731
10/14/2020	2,056	1.5759
10/15/2020	1,875	1.5880
10/16/2020	1,041	1.5706
10/19/2020	1,105	1.5647
10/20/2020	2,473	1.5668
10/21/2020	2,228	1.5182
10/22/2020	2,873	1.5288
10/23/2020	826	1.5319
10/26/2020	390	1.5383
10/27/2020	3,162	1.5821
10/28/2020	1,365	1.6000
10/29/2020	3,162	1.6000
10/30/2020	2,363	1.5799
11/2/2020	3,555	1.6020
11/3/2020	5,037	1.5867
11/4/2020	3,713	1.5207
11/5/2020	1,541	1.5084
11/6/2020	520	1.4938
11/9/2020	5,570	1.5662
11/10/2020	3,359	1.5726
11/11/2020	1,300	1.5900
11/12/2020	5,181	1.5902
11/13/2020	5,506	1.5827
11/16/2020	9,403	1.7134
11/17/2020	6,012	1.7807
11/18/2020	9,754	1.8876
11/19/2020	2,678	1.9410
11/20/2020	2,048	1.8544
11/23/2020	4,824	1.9194
11/24/2020	1,799	1.9241
11/25/2020	1,424	1.8974
11/27/2020	2,376	1.9505
11/30/2020	3,584	1.8765
12/1/2020	3.559	1.9553
12/2/2020	7,119	2.0117

(1)	All shares were purchased pursuant to a Rule 10b5-1 trading plan entered into by Fundamental Global Investors, LLC on behalf of the funds managed by it.

(2)	Except for the price per share for the trades reported on October 28, 2020, the price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

CUSIP No. 058516105	13D	Page 19 of 20

Schedule A (continued)

Transactions in the Common Stock in the Past 60 Days:

FGI Global Asset Allocation Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)(1)	Price Per Share ($)(2)
10/5/2020	212	1.5560
10/6/2020	422	1.5732
10/7/2020	350	1.5586
10/8/2020	656	1.5853
10/9/2020	1,014	1.6404
10/12/2020	954	1.6141
10/13/2020	454	1.5731
10/14/2020	1,107	1.5759
10/15/2020	1,011	1.5880
10/16/2020	562	1.5706
10/19/2020	595	1.5647
10/20/2020	1,331	1.5668
10/21/2020	1,200	1.5182
10/22/2020	1,547	1.5288
10/23/2020	444	1.5319
10/26/2020	210	1.5383
10/27/2020	1,703	1.5821
10/28/2020	735	1.6000
10/29/2020	1,703	1.6000
10/30/2020	1,272	1.5799
11/2/2020	1,914	1.6020
11/3/2020	2,712	1.5867
11/4/2020	2,000	1.5207
11/5/2020	830	1.5084
11/6/2020	280	1.4938
11/9/2020	2,999	1.5662
11/10/2020	1,808	1.5726
11/11/2020	700	1.5900
11/12/2020	2,790	1.5902
11/13/2020	2,964	1.5827
11/16/2020	5,064	1.7134
11/17/2020	3,237	1.7807
11/18/2020	5,252	1.8876
11/19/2020	1,442	1.9410
11/20/2020	1,103	1.8544
11/23/2020	2,599	1.9194
11/24/2020	969	1.9241
11/25/2020	766	1.8974
11/27/2020	1,280	1.9505
11/30/2020	1,930	1.8765
12/1/2020	1,916	1.9553
12/2/2020	3,834	2.0117

(1)	All shares were purchased pursuant to a Rule 10b5-1 trading plan entered into by Fundamental Global Investors, LLC on behalf of the funds managed by it.

(2)	Except for the price per share for the trades reported on October 28, 2020, the price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

CUSIP No. 058516105	13D	Page 20 of 20

Schedule A (continued)

Transactions in the Common Stock in the Past 60 Days:

Customer Accounts Managed by CWA Asset Management Group, LLC:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)(1)
10/6/2020	(416)	$1.5750
10/14/2020	(1,800)	$1.6000
10/15/2020	(1,749)	$1.6000
10/28/2020	(2,000)	$1.6000
10/28/2020	(635)	$1.5900
11/25/2020	(2,000)	$1.9000
11/30/2020	(215)	$1.8441
11/30/2020	(764)	$1.8291
11/30/2020	(4,700)	$1.8272
11/30/2020	(944)	$1.8201
11/30/2020	(134)	$1.8550
11/30/2020	(1,100)	$1.9100
11/30/2020	(700)	$1.9100
11/30/2020	(50)	$1.9000
11/30/2020	(225)	$1.9000
11/30/2020	(100)	$1.9100
11/30/2020	(100)	$1.9100
11/30/2020	(100)	$1.9100
11/30/2020	(100)	$1.9100
11/30/2020	(100)	$1.9100
11/30/2020	(100)	$1.9100

(1)	The price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.